

Brad Schultz · 3rd

Co-Founder, CMO at BeatBox Beverages

Austin, Texas, United States · Contact info

500+ connections

BeatBox Beverages [A Future/Proof Brand]

University of the Pacific - Eberhardt School of Business

Experience

Co-Founder, Chief Marketing & Experience Officer
BeatBox Beverages [A Future/Proof Brand]
Jun 2011 – Present · 10 yrs 8 mos
Austin, Texas Area

Drawn together by their love for music and the entrepreneurial spirit of Austin, Texas, the founders of BeatBox Beverages always believed experiences are more fun when they are shared with friends. So began their journey to mix friends, fun, and flavor into something that could help everyone party beyond basic. The result? The World's Tastiest Portable Party Punch, for those who want to
#PartyBetter

Dubit Limited
2 yrs

VP Brand Strategy
Jan 2014 – Jan 2015 · 1 yr 1 mo

Helping companies build amazing kids' brands using research and digital development.

Advisor
2013 – 2015 · 2 yrs
Austin, Texas Area

Co-Founder
Tryout
Jan 2013 – Feb 2014 · 1 yr 2 mos
Santa Monica

Tryout is a multilingual, kid-safe, talent network. We connect parents & kids with coaches, industry professionals, mentors, and opportunities, based on the child's interests.

Head of Moshi TV
Mind Candy
Aug 2011 – Dec 2012 · 1 yr 5 mos
Greater Los Angeles Area

Kabillion
3 yrs 8 mos

Director of Digital Media
Jan 2011 – Jul 2011 · 7 mos

Kabillion Video On Demand

Marketing and Business Development Manager
Aug 2008 – Jan 2011 · 2 yrs 6 mos

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Education

University of the Pacific - Eberhardt School of Business
BA, Marketing
2002 – 2006

Activities and Societies: Member of Mens Divisions I Baseball Team